Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Secures Additional $10M Venture Loan from Hercules Capital

—Restructured Venture Debt Financing for Expansion and Advancement of Gene Therapy Pipeline—

Amsterdam, the Netherlands, July 1, 2014 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the closing of an additional $10 million venture debt loan with Hercules Technology Growth Capital, Inc. (HTGC), increasing the total loan amount to $20 million including the initial $10 million that uniQure announced in July 2013.

“The expansion of our original agreement with Hercules and its restructuring to incorporate further beneficial terms for uniQure provide us with greater balance sheet strength and flexibility. We will devote our additional capital both to rapidly advancing our pipeline and to accessing early-stage opportunities that will leverage our gene therapy platform and manufacturing expertise,” commented Jörn Aldag, uniQure Chief Executive Officer. “Accessing the best third party programs in early development enables us to further expand our high quality pipeline, sustaining the Company’s leadership position in gene therapy.”

The initial agreement with HTGC earmarked a portion of the venture debt financing to support the build-out of a state-of-the-art AAV-based gene therapy manufacturing facility in Lexington, MA. uniQure anticipates the facility to be fully operational in 2015.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

About Hercules Technology Growth Capital

Hercules Technology Growth Capital, Inc. (NYSE: HTGC) is the leading specialty finance company focused on providing senior secured loans to venture capital-backed companies in technology-related markets, including technology, biotechnology, life science, and energy and renewables technology industries, at all stages of development. Since inception (December 2003), Hercules has committed more than $4.2 billion to over 270 companies and is the lender of choice for entrepreneurs and venture capital firms seeking growth capital financing. More information on the company can be found at www.htgc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of Glybera, and the risk that our collaborations with Chiesi or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 566 7394

IR@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com